Exhibit 99.3

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of financial condition and results of operations together with ELAT’s audited consolidated financial statements and notes thereto. Certain of the information contained in this discussion and analysis, including information with respect to plans and strategy for the Company’s business, includes forward-looking statements that involve risks and uncertainties. As a result of many factors, including those factors set forth in the section “Risk Factors” in the Company’s proxy statement/prospectus, dated December 27, 2023, as supplemented by that proxy statement/prospectus supplement No. 1, dated February 15, 2024 (the “proxy statement/prospectus”), forming a part of Registration Statement on Form F-4 (File No. 333-268970), as amended, initially filed with the U.S. Securities and Exchange Commission (the “SEC”) on December 22, 2022 and declared effective on December 27, 2023 (the “Form F-4”), our actual results could differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis. You should carefully read the section entitled “Risk Factors” in the proxy statement/prospectus and our Shell Company Report on Form 20-F (the “Shell Company Report”) filed with the SEC on March 3, 2024, to gain an understanding of the important factors that could cause actual results to differ materially from the Company’ forward-looking statements. Please also see the section entitled “Cautionary Statement Regarding Forward-Looking Statements” in the proxy statement/prospectus and Shell Company Report.

The following discussion includes information that the Company’s management believes is relevant to an assessment and understanding of ELAT’s consolidated results of operations and financial condition. The Company comprises the operations of European Lithium AT (Investments) Limited and its subsidiaries. Unless the context otherwise requires, all references in this section to “we,” “us,” “our” or the Company refer to European Lithium AT (Investments) Limited and its subsidiaries prior to the consummation of the Business Combination and to Critical Metals Corp. and its subsidiaries (including European Lithium AT (Investments) Limited) following the consummation of the Business Combination.

Overview of Business

We are an exploration stage mining and development company that aims to become Europe’s next producer of lithium for the green energy transition. Our efforts are focused on the development of our wholly-owned Wolfsberg Lithium Project (the “Wolfsberg Project”) located in Carinthia, Austria, which is approximately 270 kilometers south of Vienna. As of Closing, we hold a 20% interest in the Weinebene Project and Eastern Alps Project which was previously held by European Lithium immediately prior to Closing.

The Wolfsberg Project lithium deposit was discovered and explored by Minerex between 1981 and 1987. Minerex completed a preliminary feasibility study but, as lithium demand and its price at that time did not support the development of a fully-fledged mine, the project was terminated. The project passed through a number of ownerships before being acquired by the present owners European Lithium.

The Wolfsberg Project’s mine is located approximately 20 kilometers east of Wolfsberg. This location allows access to the nearby A2 motorway and the natural gas transmission pipeline that follows the motorway. Wolfsberg is an industrial town of approximately 25,000 residents with a growing light industrial sector. The Wolfsberg Project does not require us to provide accommodations or social infrastructure. The Baltic to Adriatic rail corridor will pass just south of Wolfsberg upon completion of the Koralm tunnel, which is expected to occur in 2025. The Wolfsberg Project is centrally located with easy access to Europe’s motorway and rail infrastructure. We expect this to aid in the distribution of lithium products to lithium battery plants in construction or planned in northern Europe and by-products to regional industry. In addition, the Wolfsberg Project is positioned in close proximity to large lithium import markets in Europe, such as Germany, Belgium, France, Italy and Spain, and planned battery projects in Hungary, Germany, Sweden and the United Kingdom.

Our Business Strategy

Our primary strategy is to become Europe’s first licensed lithium mine for the EV market. The centerpiece of our business is our wholly-owned Wolfsberg Project. Our strategy involves developing a low cost, highly sustainable, source of lithium hydroxide manufactured from spodumene concentrate, giving European battery and EV manufacturers better continuity of supply while also helping them meet their environmental commitments. A key component of our strategy is to become an “integrated” local supplier to the European battery supply chain. We believe this approach will allow us to become one of the most sustainable, cost-effective suppliers in the world, and further help potential customers achieve their important environmental, social and governance goals required by shareholders and regulatory agencies.

As part of our business strategy, we intend to seek to acquire assets and operations that are strategic and complementary to our existing operations. This may include acquisitions or investments in complementary companies, assets, mines, products or technologies, including in other rare earth elements and minerals. In addition, we may have opportunities to make acquisitions from third parties jointly with EUR, and in some cases we may acquire assets or other operations directly from EUR or its affiliates. EUR has no obligation to sell any additional assets to us or to accept any offer that we may make for any additional assets, and we may decide not to acquire such additional assets even if EUR or an affiliate offers them to us.

We have in the past evaluated and pursued, and intend in the future to evaluate and pursue, rare earth-related assets and other critical metals assets that have characteristics and opportunities similar to our existing business lines and enable us to leverage our asset base, knowledge base and skill sets. Such acquisition efforts may involve participation by us in processes that have been made public and involve a number of potential buyers, commonly referred to as “auction” processes, as well as situations in which we believe we are the only party or one of a limited number of potential buyers in negotiations with the potential seller. These acquisition efforts often involve assets which, if acquired, could have a material effect on our financial condition and results of operations. We typically do not announce a transaction until after we have executed a definitive acquisition agreement. Discussions and negotiations regarding a potential acquisition can advance or terminate in a short period of time. Moreover, the closing of any transaction for which we have entered into a definitive acquisition agreement will be subject to customary and other closing conditions, which may not ultimately be satisfied or waived. Accordingly, we can give no assurance that our current or future acquisition efforts will be successful. Although we expect the acquisitions we make to be accretive in the long term, we can provide no assurance that our expectations will ultimately be realized.

Recent Developments

Business Combination and Related Transactions

Critical Metals Corp., a BVI business company incorporated in the British Virgin Islands (the “Company”), entered into that certain Agreement and Plan of Merger, dated as of October 24, 2022 (as amended on January 4, 2023, July 7, 2023, November 17, 2023 and as may be further amended from time to time, the “Merger Agreement”), by and among the Company, European Lithium Limited, an Australian Public Company limited by shares (“EUR”), European Lithium AT (Investments) Limited, a BVI business company incorporated in the British Virgin Islands and a direct, wholly-owned subsidiary of EUR (“ELAT”), Sizzle Acquisition Corp., a Delaware corporation (“Sizzle”) and Project Wolf Merger Sub Inc., a Delaware corporation and a direct, wholly-owned subsidiary of the Company (“Merger Sub”).

On February 8, 2024, the Company, Sizzle, and the Sponsor entered into separate subscription agreements (each, a “Subscription Agreement”) with three accredited investors named therein which are funds affiliated with each other (each, a “PIPE Investor”). Pursuant to the Subscription Agreements, the PIPE Investors agreed to subscribe for and purchase from the Company, and the Company agreed to issue and sell to the PIPE Investors, an aggregate of 1,000,000 Ordinary Shares for a purchase price of $10.00 per share, resulting in an aggregate purchase price of $10 million for all three PIPE Investors, subject to offsets for purchases of Sizzle public shares, all on the terms and subject to the conditions set forth therein.

On February 27, 2024, we consummated the Business Combination and other related transactions. As contemplated by the Merger Agreement, (a) the Company acquired all of the issued and outstanding capital shares and equity interests of ELAT from EUR in exchange for Ordinary Shares of the Company, such that ELAT became a wholly owned subsidiary of the Company and EUR became a shareholder of the Company (the “Share Exchange”); and immediately thereafter (b) Merger Sub merged with and into Sizzle, with Sizzle continuing as the surviving entity and wholly owned subsidiary of the Company. Pursuant to the Merger Agreement, at its effective time: (a) each of Sizzle’s issued and outstanding shares of common stock, par value $0.0001 per share (“Common Stock”) immediately prior to that effective time, was cancelled in exchange for the right of the holder thereof to receive one Ordinary Share; (b) all of the outstanding public warrants of Sizzle, entitling the holder thereof to purchase one share of Common Stock at an exercise price of $11.50 per share was converted into the right to receive a warrant to purchase one Ordinary Share at the same exercise price, being an exercise price of $11.50 per share, and (c) EUR received the number of Ordinary Shares in the Share Exchange that has an aggregate value equal to the Closing Share Consideration (as defined in the Merger Agreement) consisting of $750,000,000 divided by the redemption amount per share of Common Stock payable to Sizzle stockholders that elect to redeem Common Stock in connection with the Closing, and, subject to applicable terms and conditions, earnout consideration of up to an additional 10% of such Closing Share Consideration, in each case subject to adjustment as set forth in the Merger Agreement, and all upon the terms and subject to the conditions set forth in the Merger Agreement. Following the transactions set forth in the Merger Agreement, Sizzle and ELAT became wholly owned subsidiaries of the Company.

The Business Combination was accounted for as a share-based payment transaction in accordance with IFRS 2. Management has evaluated all the indicators of control from IFRS 10 and IFRS 3. Although there is a higher level of judgement when it comes to the analysis of the conditions set forth in IFRS 3, we believe that the indicators of relative voting rights, composition of governing body, composition of senior management, terms of exchange, relative size, and other factors favored EUR as the accounting acquirer. Accordingly, for accounting purposes, management has determined that EUR is the accounting acquirer under IFRS 3 and the SPAC is considered to be the accounting acquiree for financial reporting purposes. Under this method of accounting, the ongoing financial statements of the Company will reflect the net assets of the Company, the accounting predecessor at historical cost, with no additional goodwill recognized.

We received net cash proceeds from the Business Combination of $341,158. Certain transaction costs related to the Business Combination are not yet settled and are payable post-Closing.

Public Company Costs

As a result of the Business Combination, the Company became SEC-registered and Nasdaq-listed company, which will require the Company to hire additional personnel and implement procedures and processes to address public company regulatory requirements and customary practices. The Company expects to incur additional annual expenses as a public company for, among other things, directors’ and officers’ liability insurance, director fees and additional internal and external accounting, legal and administrative resources, including increased audit and legal fees.

Factors that May Influence Future Results of Operations

Our financial results of operations may not be comparable from period to period due to several factors. Key factors affecting our results of operations are summarized below.

We are an exploration stage mining and development company focusing on the development of our wholly-owned Wolfsberg Project located in Carinthia, Austria, which is approximately 270 kilometers south of Vienna. We have declared mineral resources on our Wolfsberg Project but we have not yet begun to extract any mineral from the property. The exploration and development of the mineral deposits located at the Wolfsberg Project involves a high degree of financial risk and uncertainty. We have not commenced production in connection with the Wolfsberg Project and, consequently, we do not currently have any operating income or cash flows. Accordingly, we do not currently generate any revenues.

Since the acquisition of the Wolfsberg Project in 2011, we have devoted most of our cash resources to the exploration and development of the Wolfsberg Project. As of December 31, 2023 and June 30, 2023, we have spent approximately $35.8 million and $34.7 million, respectively, in connection with our exploration and evaluation activities. For the half year ended December 31, 2023 and the fiscal year ended June 30, 2023 our cash expenditures were approximately $0.6 million and $3.0 million, respectively, in connection with our exploratory work and our evaluation of the Wolfsberg Project.

Timing of Current Projects and Future Geographic and Product Expansion

Our financial results and liquidity needs vary from quarter-to-quarter or year-to-year depending on the timing of:

●	the engagement of our key consultants and suppliers;

●	the completion of the DFS at the Wolfsberg Project, which is expected to occur in the third quarter of 2024;

●	obtaining and renewing the applicable permits with the relevant mining authorities;

●	obtaining project finance for the development of the Wolfsberg Project;

●	the development and construction of mine and plant at the Wolfsberg Project;

●	the commencement of production at the Wolfsberg Project, which is expected to occur in 2026 or 2027, subject to the results of the completed DFS; and

●	transition to operating as a public company on the Nasdaq.

Additionally, we expect both our capital and operating expenditures will increase significantly in connection with our ongoing activities, as we:

●	hire additional personnel;

●	continue to work on the completion of the DFS for the Wolfsberg Project;

●	commence exploration activities in Zone 2 of the Wolfsberg Project;

●	enter into future financing arrangements in connection with the development of the Wolfsberg Project; and

●	operate as a public company on the Nasdaq.

Please read “— Liquidity, Capital Commitments and Resources.”

The COVID-19 Pandemic

The COVID-19 pandemic has resulted in the implementation of measures by government authorities and businesses to contain and limit the spread of COVID-19, and that has increased economic uncertainty. COVID-19 remains a risk and our management constantly assesses the impact of the COVID-19 pandemic on our operations and financial condition in order to implement measures designed to mitigate any such impact. For additional discussion of the adverse impact of COVID-19 on our business see “Risk Factors — Operating Risks” in the proxy statement/prospectus.

Industry Growth

Our financial profile is associated with several secular trends in the mining industry. Demand for our product is, in part, driven by the growth of our underlying end markets and how much capital our customers invest to support their businesses. We are also impacted by the global supply and demand for lithium products. See “Information about the Company — Market and Industry Overview” in the proxy statement/prospectus for a more detailed description of market trends in our end market.

Our ability to generate revenue is sensitive to rapidly changing consumer preferences and industry trends, as well as the popularity of consumer products using lithium products, such as electronic vehicles. In December 2022, we entered a long-term Offtake Agreement with BMW, pursuant to which BMW will purchase battery grade lithium hydroxide produced by the Wolfsberg Project. Please see the section entitled “Information about the Company — Offtake Agreement with BMW AG” in the proxy statement/prospectus for more details on the Offtake Agreement. We believe that we are well-positioned at the intersection of key long-term macro trends however, changes in inflationary pressures or industry trends, including as a result of the COVID-19, could result in significant fluctuations towards the path of production.

Market and Economic Conditions

Our business depends on the economic extraction of lithium from the Wolfsberg Project, and the sale of this product to our offtake partners. Many factors related to the economic extraction of lithium, including economic conditions affecting disposable consumer income and ultimate demand for consumer items that rely on the production of lithium products, unemployment levels, fuel prices, interest rates, inflationary pressures, changes in tax rates and tax laws that impact companies or individuals and inflation, can impact our operating results.

Seasonality

The Wolfsberg Project is located in Austria. While the impact is minimal, the timing for the execution of some exploration activities is impacted as a result of the winter conditions experienced in Austria.

Impact of Inflation

The ongoing COVID-19 pandemic and regional travel restrictions and the outbreak of war in the Ukraine have led to problems in global supply chains, and caused supply bottlenecks in many sectors of the economy. During the second half of 2021 and the first half of 2022 in particular, these events slowed down the economic recovery and led to a significant increase in inflation in many regions, including Europe where our assets and primary customers are located.

The principal factors contributing to the inflationary pressures that have been experienced or will be experienced include but are not limited to Europe’s supply chain for critical materials, such as energy (gas and electricity) and reagents.

We may continue to experience inflationary pressures in the future, particularly after the Wolfsberg Project has commenced production. In order to combat inflation before the Wolfsberg Project begins producing, we may take certain actions such as monitoring operating expenses, limiting headcount, and implementing other measures we deem beneficial to minimize inflationary pressures and avoid unnecessary costs.

Risks Associated with Future Results of Operations

For additional information on the risks associated with future results of operations, please see “Risk Factors — Risks Relating to the Company” including, but not limited to “— Risks Related to our Business and our Industry” and “— Operating Risks” in the proxy statement/prospectus.

Presentation of Financial Information

Our reviewed financial statements as of and for the half year ended December 31, 2023 and our audited financial statements as of and for the years ended June 30, 2023 were prepared in accordance with IFRS.

Statement of Financial Position

Financial Position as of December 31, 2023 and June 30, 2023

The following table summarizes our consolidated statement of financial position as of December 31, 2023 (unaudited) and June 30, 2023. All amounts are shown in U.S. dollars.

	December 31, 2023 $	June 30, 2023 $
ASSETS
Current Assets
Cash and cash equivalents	201,731	137,451
Other receivables	142,937	94,149
Total Current Assets	344,668	231,600

Non-Current Assets
Restricted cash and other deposits	21,300	21,170
Property and plant and equipment	4,150	7,555
Right of use asset	36,938	—
Deferred exploration and evaluation expenditure	35,767,073	34,724,374
Total Non-Current Assets	35,829,461	34,753,099

TOTAL ASSETS	36,174,129	34,984,699

LIABILITIES
Current Liabilities
Trade and other payables	4,119,879	3,203,646
Lease liability	9,658	—
Provisions	8,528	7,458
Total Current Liabilities	4,138,065	3,211,104

Non-Current Liabilities
Lease liability	29,713	—
	29,713	—

TOTAL LIABILITIES	4,167,778	3,211,104

NET ASSETS	32,006,351	31,773,595

EQUITY
Share capital	39,414	39,414
Reserves	42,837,786	40,878,338
Retained earnings	(10,870,849)	(9,144,157)

TOTAL EQUITY	32,006,351	31,773,595

Assets

Total assets as of December 31, 2023 and June 30, 2023 were $36.2 million and $35.0 million, respectively, primarily from exploration and evaluation in the development of the Wolfsberg Project. Please see the section entitled “Description of the Wolfsberg Project” in the proxy statement/prospectus for a complete description of the Wolfsberg Project.

Liabilities

Total liabilities as of December 31, 2023 and June 30, 2023 were $4.2 million and $3.2 million, respectively, primarily from trade payables arising from the ordinary course of business and costs associated with the Business Combination.

Equity

Total equity as of December 31, 2023 and June 30, 2023 were $32.0 million and $31.7 million, respectively, primarily from capital contributions from related parties, foreign currency translation reserve arising on translation from functional currency to presentation currency and retained earnings.

Financial Position as of June 30, 2023 and 2022

The following table summarizes our consolidated statement of financial position as of June 30, 2023 and 2022. All amounts are shown in U.S. dollars.

	June 30, 2023 $	June 30, 2022 $
ASSETS
Current Assets
Cash and cash equivalents	137,451	136,097
Other receivables	94,149	44,908
Total Current Assets	231,600	181,005

Non-Current Assets
Restricted cash and other deposits	21,170	20,324
Property and plant and equipment	7,555	13,996
Deferred exploration and evaluation expenditure	34,724,374	30,468,697
Total Non-Current Assets	34,753,099	30,503,017

TOTAL ASSETS	34,984,699	30,684,022

LIABILITIES
Current Liabilities
Trade and other payables	3,203,646	304,564
Provisions	7,458	—
Total Current Liabilities	3,211,104	304,564

TOTAL LIABILITIES	3,211,104	304,564

NET ASSETS	31,773,595	30,379,458

EQUITY
Share capital	39,414	39,414
Reserves	40,878,338	34,129,060
Retained earnings	(9,144,157)	(3,789,016)

TOTAL EQUITY	31,773,595	30,379,458

Assets

Total assets as of June 30, 2023 and 2022 were $35.0 million and $30.7 million, respectively, primarily from exploration and evaluation in the development of the Wolfsberg Project. Please see the section entitled “Description of the Wolfsberg Project” in the proxy statement/prospectus for a complete description of the Wolfsberg Project.

Liabilities

Total liabilities as of June 30, 2023 and 2022 were $3.2 million and $0.3 million, respectively, primarily from trade payables arising from the ordinary course of business and costs associated with the Business Combination.

Equity

Total equity as of June 30, 2023 and 2022 were $31.7 million and $30.4 million, respectively, primarily from capital contributions from related parties, foreign currency translation reserve arising on translation from functional currency to presentation currency and retained earnings.

Components of Our Results of Operations

Other income

Our other income includes grants received for European Union projects which ECM Lithium AT GmbH (“ECM Lithium”) is participating in.

Consultants and professional services expenses

Our consultants and professional services expenses include legal fees, investor relations consultants, taxation advisors and company secretarial advisors. See note 4 to our interim period unaudited consolidated financial statements and audited consolidated financial statements included elsewhere in this report for a description of our consultants and professional services expenses.

Administrative expenses

Our administrative expenses include promotional expenses, membership and subscriptions, seminars and conferences and insurance.

Finance costs

Finance costs include bank fees, interest expense, interest expense on leased assets and value-added tax (“VAT”) expensed. See note 4 to our interim period unaudited consolidated financial statements and audited consolidated financial statements included elsewhere in this report for a description of our finance costs.

Depreciation expenses

Depreciation expenses are primarily attributed to office equipment. See note 9 to our interim period unaudited consolidated financial statements and audited consolidated financial statements included elsewhere in this report for a description of our depreciation expenses.

Depreciation expenses — leased asset

Depreciation expenses — leased asset relates to the lease of the office located near the Wolfsberg Project.

Foreign exchange

Foreign exchange expenses include realized foreign exchange on payments to suppliers. See note 4 to our interim period unaudited consolidated financial statements and audited consolidated financial statements included elsewhere in this report for a description of our foreign exchange expenses.

Merger expenses

Merger expenses relate to expenses associated with the Business Combination. See note 4 to our interim period unaudited consolidated financial statements and audited consolidated financial statements included elsewhere in this report for a description of our merger expenses.

Other expenses

Other expenses consist of the repayment of grant and travel expenses. See note 4 to our interim period unaudited consolidated financial statements and audited consolidated financial statements included elsewhere in this report for a description of our other expenses.

Exchange differences on translation of foreign operations

Exchange differences on translation of foreign operations include the differences between the currency of the primary economic environment in which we operate and the currency presented in our financial statements in accordance with our accounting policy. See note 2 to our interim period unaudited consolidated financial statements and audited consolidated financial statements included elsewhere in this report for a description of the Company’s foreign currency accounting policy.

Results of Operations

Comparison of Six Months ended December 31, 2023 and 2022

The following table summarizes our consolidated unaudited results of operations for the six months ended December 31, 2023 and 2022. All amounts are shown in U.S. dollars.

	Six Months ended December 31,		Period-over-Period Change Year Ended
	2023	2022	December 31, 2023 to 2022
			Change ($)	Change (%)
Continuing operations
Other Income	540	107,727	(107,187)	99.5%
Consultants and professional services expenses	(211,936)	(175,815)	36,121	20.5%
Administration expenses	(5,786)	(22,943)	(17,157)	74.8%
Finance costs	(12,680)	(10,000)	2,680	26.8%
Depreciation expense	(3,442)	(3,371)	71	2.1%
Depreciation – Leased Assets	(14,345)	—	14,345	100.0%
Foreign exchange	2,042	212	1,830	863.2%
Merger Expenses	(1,481,085)	(61,215)	1,419,870	2,319.5%
Other expenses	—	(15,244)	(15,244)	100.0%
Loss before income tax	(1,726,692)	(180,649)	1,546,043	856.7%
Income tax expense	—	—	—	—
Loss after tax from continuing operations	(1,726,692)	(180,649)	1,546,043	856.7%
Other comprehensive income, net of income tax
Items that may be reclassified to profit or loss
Exchange differences on translation of foreign operations	499,844	779,310	(299,466)	38.4%
Other comprehensive (loss) for the period, net of income tax	499,844	779,310	(299,466)	38.4%

Total comprehensive (loss) for the year	(1,226,848)	598,661	(1,825,509)	304.9%

Other Income

Other income decreased $107 thousand, or 99.5%, to $540 for the six months ended December 31, 2023 compared to $107 thousand for the comparable period in 2022. The decrease was primarily attributable to ECM Lithium AT GmbH (“ECM Lithium”) receiving a grant for European Union projects which is participating in during the half year period ended December 31, 2022.

Consultants and professional services expenses

Consultants and professional services expenses increased $36 thousand, or 20.5%, to $212 thousand for the six months ended December 31, 2023 compared to $176 thousand for the comparable period in 2022. The increase was primarily attributable to audit fees.

Administrative expenses

Administrative expenses decreased $17 thousand, or 74.8%, to $6 thousand for the six months ended December 31, 2023 compared to $23 thousand for the comparable period in 2022. The decrease was primarily attributable to expenditure on promotions and advertising, memberships and subscriptions and general office expenditure.

Finance costs

Finance costs increased $2 thousand, or 26.8%, to a $13 thousand expense for the six months ended December 31, 2023 compared to a $10 thousand expense for the comparable period in 2022. The increase is not considered material.

Depreciation expenses

Depreciation expenses increased $71, or 2.1%, to $3,442 for the six months ended December 31, 2023 compared to $3,371 for the comparable period in 2022. The increase is not considered material.

Depreciation — Leased Assets

Depreciation — Leased Assets was $14 thousand for the six months ended December 31, 2023. Depreciation — Leased Assets is primarily attributable to depreciation on a leased vehicle.

Foreign exchange

Foreign exchange increased $1 thousand, or 863.2%, to a $2 thousand expense for the six months ended December 31, 2023 compared to $212 for the comparable period in 2022. The increase was primarily attributable to movement in exchange rates and the associated realized foreign exchange on payments to suppliers.

Merger Expenses

Merger expenses increased $1.4 million, or 2,319.5%, to $1.4 million the six months ended December 31, 2023 compared to $61 thousand for the comparable period in 2022. The increase was primarily attributable to legal, audit, travel, corporate advisory and other consulting fees associated with the Business Combination.

Other Expenses

No other expenses were incurred for the six months ended December 31, 2023. In the comparable period in 2022, other expenses totaled $15 thousand. Such expenses consisted of travel and accommodation expenes.

Exchange differences on translation of foreign operations

Exchange differences on translation of foreign operations losses decreased $300 thousand, or 38.4%, to $500m thousand for the six months ended December 31, 2023 compared to $779 thousand for the comparable period in 2022. The decrease was primarily attributable to movements in the Euro and US Dollar exchange rates arising on transaction of foreign operations.

Comparison of Years ended June 30, 2023 and 2022

The following table summarizes our consolidated results of operations for the fiscal year ended June 30, 2023 and 2022. All amounts are shown in U.S. dollars.

	Year ended June 30,		Period-over-Period Change Year Ended
	2023	2022	June 30, 2023 to 2022
			Change ($)	Change (%)
Continuing operations
Other Income	111,218	—	111,218	100.0%
Consultants and professional services expenses	(374,618)	(179,262)	195,356	109.0%
Administration expenses	(35,653)	(24,504)	11,149	45.5%
Finance costs	(14,871)	(12,711)	2,160	17.0%
Depreciation expense	(6,757)	(7,413)	(656)	8.8%
Foreign exchange	(2,199)	(11,155)	(8,956)	80.3%
Merger Expenses	(5,009,866)	—	5,009,866	100.0%
Other expenses	(22,395)	(49,556)	(27,161)	54.8%
Loss before income tax	(5,355,141)	(284,601)	5,070,540	1,781.6%
Income tax expense	—	—	—	—
Loss after tax from continuing operations	(5,355,141)	(284,601)	5,070,540	1,781.6%
Other comprehensive income, net of income tax
Items that may be reclassified to profit or loss
Exchange differences on translation of foreign operations	1,358,781	(3,941,081)	5,299,862	134.5%
Other comprehensive (loss) for the period, net of income tax	1,358,781	(3,941,081)	5,299,862	134.5%

Total comprehensive (loss) for the year	(3,996,360)	(4,225,682)	(229,322)	5.4%

Other Income

Other income was $111 thousand for the year ended June 30, 2023. Other income is primarily attributable to the receipt of grants received for European Union projects which ECM Lithium are participating in.

Consultants and professional services expenses

Consultants and professional services expenses increased $195 thousand, or 109.0%, to $375 thousand for the year ended June 30, 2023 compared to $179 thousand for the year ended June 30, 2022. The increase was primarily attributable to legal fees in respect to ECM Lithium AT GmbH including work on the long-term Offtake Agreement. This expenditure is expensed in line with the Company’s accounting policies.

Administrative expenses

Administrative expenses increased $11 thousand, or 45.5%, to $36 thousand for the year ended June 30, 2023 compared to $25 thousand for the year ended June 30, 2022. The increase is due to increased activities for promotions and advertising and general office expenditure.

Finance costs

Finance costs increased $2 thousand, or 17.0%, to a $15 thousand expense for the year ended June 30, 2023 compared to a $13 thousand expense for the year ended June 30, 2022. The increase is not considered material.

Depreciation expenses

Depreciation expenses increased by decreased by $1 thousand, or 8.8%, to $6.8 thousand for the year ended June 30, 2023 compared to $7.4 thousand for the year ended June 30, 2022. The decreased is not considered material.

Foreign exchange

Foreign exchange decreased $9 thousand, or 80.3%, to a $2 thousand expense for the year ended June 30, 2023 compared to a $11 thousand expense for the year ended June 30, 2022. The decrease was primarily attributable to movement in exchange rates and the associated realized foreign exchange on payments to suppliers.

Merger Expenses

Merger expenses were $5.1 million for the year ended June 30, 2023. Merger expenses consist of legal, audit, travel, corporate advisory and other consulting fees associated with the Business Combination.

Other Expenses

Other expenses decreased $27 thousand, or 54.8%, to a $22 thousand expense for the year ended June 30, 2023 compared to a $50 thousand expense for the year ended June 30, 2022. The decrease was primarily attributable to travel and accommodation expenses offset against the repayment of an industry grant previously received which was unutilised.

Exchange differences on translation of foreign operations

Exchange differences on translation of foreign operations losses increased $5.3 million, or 134.5%, to $1.4 million for the year ended June 30, 2023 compared to a $4.0 million loss for the year ended June 30, 2022. The increase was primarily attributable to movements in the Euro and US Dollar exchange rates arising on transaction of foreign operations.

Liquidity, Capital Commitments and Resources

Sources and Uses of Liquidity

On a historical basis, our principal source of liquidity has been capital contributions from related parties. Our principal uses of cash have been for the exploration and evaluation of the development of the Wolfsberg Project and the consummation of the Business Combination. As of December 31, 2023 and June 30, 2023, we had approximately $202 thousand and $137 thousand, respectively, of unrestricted cash.

We expect our capital expenditures and working capital requirements to increase materially in the near future as we seek to continue development of the Wolfsberg Project. Our actual future capital requirements will depend on many factors, including the results of our DFS, final investment decision ahead of the development and construction at the Wolfsberg Project, exploration activities in Zone 2 of the Wolfsberg Project and costs associated with maintaining the Wolfsberg Project site. In addition, we have incurred and expect to continue to incur additional costs as a result of operating as a public company.

Substantial doubt exists about our ability to continue as a going concern within one year after the date that the financial statements are available to be issued. We will continue efforts to remedy the conditions or events that raise this substantial doubt, however, as some components of these plans are outside of management’s control, we cannot offer any assurances they will be effectively implemented. We also cannot offer any assurance that any additional financing will be available on acceptable terms or at all. Our consolidated financial statements have been prepared on a going concern basis, which contemplates the continuity of normal business activities and the realization of assets and the settlement of liabilities in the ordinary course of business. We cannot be sure that any additional financing will be available to us on acceptable terms if at all. If we are unable to raise additional capital when desired, our business, operating results, and financial condition could be adversely affected.

In connection with the closing of the Business Combination, we raised cash proceeds of $10 million from the PIPE Financing and EUR waived the minimum cash condition in the Merger Agreement that required there to be funds in Sizzle’s trust account and funds from other private financing arrangements equal to at least $40 million before payment of transaction expenses. In addition, in connection with the closing of the Business Combination, we and Sizzle entered into or amended certain agreements with vendors or service providers, including the underwriter in Sizzle’s IPO, to pay various business combination transaction expenses otherwise due at Closing, including deferral agreements with vendors or service providers, requiring deferred cash payments by the registrant to such parties to be satisfied over specified time periods after Closing, and certain other fee modification agreements with vendors or service providers pursuant to which such parties will receive newly issued Ordinary Shares at Closing and/or deferred cash payments (or a combination of both). Pursuant to such agreements, an aggregate of 2,215,000 Ordinary Shares were issued to such providers. We received net cash proceeds from the Business Combination of $341,158. Certain transaction costs related to the Business Combination are not yet settled and are payable post-Closing. Additional capital will be necessary in order to fund currently anticipated expenditures and to meet our obligations as they come due.

On Only July 4, 2023, we entered into the GEM Agreement, pursuant to which we are entitled to draw down up to $125 million of gross proceeds (“Aggregate Limit”) from GEM Investor in exchange for Ordinary Shares, subject to meeting the terms and conditions of the GEM Agreement. This equity line facility is available for a period of 36 months from the Closing of the Business Combination.

In addition, we are currently engaged in discussions with various parties to seek to mitigate our near-term liquidity needs. For example, we are engaged in discussions with EUR to obtain short-term funding, although EUR is under no obligation to provide such funding and we may ultimately not agree to the terms of such funding. In addition, we would receive proceeds from the exercise of Warrants to the extent such Warrants are exercised for cash.

Our Offtake Agreement with BMW requires BMW to make an advance payment of US$15.0 million to us, which amount is to be repaid through equal set offs against battery-grade lithium hydroxide delivered to BMW. We believe we have satisfied all conditions within our control related to the receipt of the advance payment. The proceeds of such advance payment are intended to be used for the development of the Wolfsberg Project, including supporting the commencement of the construction phase and to further progress towards the successful implementation of the Wolfsberg Project. Please read the section entitled “Business — Overview of our Projects — The Wolfsberg Project — Offtake Agreement with BMW AG” in the proxy statement/prospectus.

We expect that EUR’s strategic collaboration with Obeikan to build and operate a hydroxide plant in Saudi Arabia for the Wolfsberg Project will be beneficial to us, as it would reduce our future costs to build and operate a lithium hydroxide plant on our own. In addition, once operational, the hydroxide plant is expected to significantly reduce energy costs and deliver savings in operating expenditures and capital expenditures related to the Wolfsberg Project that would otherwise be borne by Pubco. Please read the section entitled “Business — Overview of our Projects — The Wolfsberg Project — Strategic Collaboration between EUR and Obeikan Investment Group” in the proxy statement/prospectus.

We have in the past engaged in, and we will continue to engage in, various discussions with third parties related to additional potential equity investments in us. These investments may take the form of convertible preferred shares, ordinary shares or other equity or securities. Any equity securities issued may provide for rights, preferences, or privileges senior to those of holders of our Ordinary Shares. We may also engage in debt financings to secure additional funds. If we raise funds by issuing debt securities, these debt securities would have rights, preferences, and privileges senior to those of holders of our Ordinary Shares. The terms of debt securities or borrowings could impose significant restrictions on our operations. The credit market and financial services industry have in the past, and may in the future, experience periods of uncertainty that could impact the availability and cost of equity and debt financing. Our ability to access capital when needed is not assured and, if capital is not available to us when, and in the amounts needed, we could be required to delay, scale back, or abandon some or all of our expansion efforts and other operations, which could materially harm our business, financial condition and results of operations.

In connection with stockholder votes to approve the extension of the date by which Sizzle was required to complete an initial business combination, (x) on February 1, 2023, public stockholders of Sizzle elected to redeem an aggregate of 11,076,073 shares of Sizzle Common Stock, at a redemption price of approximately $10.32 per share, for an aggregate redemption amount of approximately $114.3 million, (y) on August 7, 2023, public stockholders of Sizzle elected to redeem an aggregate of 1,337,244 shares of Sizzle Common Stock, at a redemption price of approximately $10.85 per share, for an aggregate redemption amount of approximately $14.5 million and (z) on February 6, 2024, public stockholders of Sizzle elected to redeem an aggregate of 779,917 shares of Sizzle Common Stock, at a redemption price of approximately $11.05 per share, for an aggregate redemption amount of approximately $8.6 million. In addition, in connection with the Business Combination, public stockholders of Sizzle elected to redeem 1,414,537 shares of Sizzle Common Stock for a pro rata portion of the cash in the Sizzle trust account, which equaled approximately $11.06 per share, for an aggregate of approximately $15.7 million. As a result, an aggregate of approximately $153.1 million was paid to such redeeming stockholders at or prior to the closing of the Business Combination out of the trust account established by Sizzle upon the closing of its initial public offering.

Contractual and Other Obligations

Commitments

Wolfsberg Lithium Project

Prior to the closing of the Business Combination, the Company had fully funded the cost of completing the DFS. The DFS is in process and is expected to be completed in third quarter of 2024. Future capital requirements for the development and construction of the Wolfsberg Project are dependent on a number of factors as outlined above and are expected to be financed primarily through a project financing arrangement in the future. Please read “— Timing of Current Projects and Future Geographic and Product Expansion” and “— Liquidity, Capital Commitments and Resources.”

Related Party Capital Contributions

Prior to the Business Combination, ELAT and certain of its subsidiaries have received financing from our parent company, European Lithium Limited. As of December 31, 2023 and June 30, 2023, we and certain of our subsidiaries have received capital contributions with a balance of $45.9 million and $44.5 million, respectively.

For more information regarding our related party transactions, see the section of the proxy statement/prospectus, entitled “Certain Relationships and Related Party Transactions — Company Related Party Transactions”, and see Note 17 “Related Party Disclosure” to our interim period unaudited consolidated financial statements and audited financial statements, included elsewhere in this report.

Cash Flows

The following table summarizes our cash flows for the periods presented.

	Six Months Ended December 31,		Year Ended June 30,
	2023	2022	2022	2021
Cash flows from operating activities
Payments to suppliers and employees	(749,900)	(176,350)	(2,433,161)	(237,005)
Finance costs	(4,643)	(4,903)	(7,776)	(14,350)
Interest paid – leased assets	(6,144)	—	—	—
Grants Received	(48,729)	(13,955)	111,218	—
VAT refund	540	—	(49,070)	68,958
Net cash (used in) operating activities	(808,876)	(195,208)	(2,378,789)	(182,397)

Cash flows from investing activities
Payments for exploration and evaluation	(574,406)	(1,219,687)	(2,993,578)	(6,019,463)
Payment for property and plant and equipment	—	—	—	(14,904)
Net cash (used in) investing activities	(574,406)	(1,219,687)	(2,993,578)	(6,034,367)

Cash flows from financing activities
Proceeds from issue of shares	1,463,697	1,438,663	5,368,057	6,190,820
Repayment of lease liabilities	(18,055)	—	—	—
Net cash provided by financing activities	1,445,642	1,438,663	5,368,057	6,190,820

Net increase/(decrease) in cash and cash equivalents	62,360	23,768	(4,310)	(25,944)
Cash and cash equivalents at beginning of year	137,451	136,097	136,097	184,190
Effects on exchange rate fluctuations on cash held	1,920	3,243	5,664	(22,149)
Cash and cash equivalents at end of year	201,731	163,108	137,451	136,097

Cash Flows from Operating Activities

Our cash flows from operating activities are primarily driven by merger expenses relating to the Business Combination.

We have incurred recurring operating losses and negative cash flows from operating activities.

During the six months ended December 31, 2023 and 2022, we incurred Net Loss of $1.7 million and $181 thousand, respectively. Our Net cash used in operating activities was $809 thousand for the six months ended December 31, 2023 and $195 thousand for the comparable period in 2022. The $614 thousand increase was primarily attributable to payments in relation to the Business Combination.

During the years ended June 30, 2023 and 2022, we incurred Net Loss of $5.4 million and $285 thousand, respectively. Our Net cash used in operating activities was $2.4 million for the year ended June 30, 2023 and $182 thousand for the year ended June 30, 2022. The $2.2 million increase in cash used was primarily due to payments in relation to the Business Combination.

Cash Flows from Investing Activities

Net cash used in investing activities during the six months ended December 31, 2023 and 2022 was $547 thousand and $1.2 million, respectively. This expenditure was primarily in the payments for exploration and evaluation in the development of the Wolfsberg Project.

Net cash used in investing activities during the years ended June 30, 2023 and 2022 was $3.0 million and $6.0 million, respectively. This expenditure was primarily in the payments for exploration and evaluation in the development of the Wolfsberg Project.

Cash Flows from Financing Activities

Net cash provided by financing activities during the six months ended December 31, 2023 and 2022 was $1.4 million for each period, primarily from capital contributions from related parties.

Net cash provided by financing activities during the years ended June 30, 2023 and 2022 was $5.4 million and $6.2 million, respectively, primarily from capital contributions from related parties.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have, or are reasonably likely to have, a material current or future effect on our financial condition, changes in financial condition, revenues, expenses, results of operations, liquidity, capital expenditures or capital resources.

Indemnification Agreements

In the ordinary course of business, we enter into certain agreements that provide for indemnification by the Company of varying scope and terms to customers, vendors, directors, officers, employees, and other parties with respect to certain matters. Indemnification includes losses from breach of such agreements, services provided by us, or third-party intellectual property infringement claims. These indemnities may survive termination of the underlying agreement and the maximum potential amount of future indemnification payments, in some circumstances, are not subject to a cap. It is not possible to determine the maximum potential loss under these indemnification provisions due to the absence of prior indemnification claims and the unique facts and circumstances involved in each particular provision. As of December 31, 2023, there were no known events or circumstances that have resulted in a material indemnification liability.

Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented or detected on a timely basis. We will not be required to make our first assessment of our internal control over financial reporting until our first annual report required to be filed with the SEC. The Company has not been required to document and test its internal controls over financial reporting, nor has its management been required to certify the effectiveness of its internal controls, and its auditors have not been required to opine on the effectiveness of its internal control over financial reporting.

Quantitative and Qualitative Disclosures about Market Risk

We are subject to market risks in the ordinary course of our business. These risks include credit risk, as well as foreign currency exchange risk.

Foreign Currency Exchange Risk

We have operations in several countries outside of the United States, and certain of our operations are conducted in foreign currencies, principally the Euro and the Australian Dollar, both of which fluctuate relative to the U.S. dollar. Accordingly, changes in the value of the Euro or Australian Dollar could adversely affect the U.S. dollar equivalent of our non-U.S. dollar revenue and operating costs and expenses and reduce international demand for our content and services, all of which could negatively affect our business, financial condition and results of operations in a given period or in specific territories.

To date, realized foreign currency transaction gains and losses have not been material to our financial statements. We have not engaged in the hedging of foreign currency transactions to date, although we may choose to do so in the future.

Critical Accounting Polices and Estimates

a)	Basis of preparation

The financial report is a general-purpose financial report, which has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The Company is a for-profit entity for the purpose of preparing the financial statements.

The financial report has also been prepared on the accruals basis and historical cost basis.

The material accounting policies set out below have been applied consistently to all periods presented in the financial report except where stated.

b)	Principles of consolidation

Subsidiaries are all entities over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases. A list of controlled entities is contained in Note 19 of the interim period unaudited consolidated financial statements and audited consolidated financial statements.

All inter-group balances and transactions between entities in the Group, including any unrealized profits or losses, have been eliminated on consolidation. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with those adopted by EUR.

c)	Significant accounting estimates and assumptions

The carrying amounts of certain assets and liabilities are often determined based on estimates and assumptions of future events. The key estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of certain assets and liabilities within the next annual reporting period are:

Deferred exploration and evaluation expenditure

The application of the Group’s accounting policy for exploration and evaluation expenditure requires judgement in determining whether it is likely that future economic benefits are likely from future exploitation or sale or where activities have not reached a stage which permits a reasonable assumption of the existence of reserves.

Determining of functional currency

Based on the primary indicators in IAS 21 The Effects of Change in Foreign Exchange Rates, the Euro has been determined as the functional currency of the Group, because the Euro is the currency that mainly influences labor, material and other costs of providing goods or services, and is the currency in which the majority of these costs are denominated and settled.

Effects of changes in foreign exchange rates on the consolidation of the financial statements are recorded in other comprehensive income and carried in the form of a cumulative translation adjustment in the accumulated other comprehensive income section of the Statement of financial position of the Group.

The presentation currency of the Group has been determined to be US Dollars reflecting the current principal equity and financing structure. For the purposes of these financial statements, the opening balances have been translated from Euro to US dollars based on historical rate or the closing exchange rate at 30 June 2020 as appropriate.

Income taxes

The Group is subject to income taxes in jurisdictions where it has foreign operations.

Significant judgement is required in determining the worldwide provision for income taxes. There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain. The Group estimates its tax liabilities based on the Group’s understanding of the tax laws in the relevant jurisdictions. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the period in which such determination is made.

The Group recognizes deferred tax assets relating to carried forward tax losses to the extent there are sufficient taxable temporary differences (deferred tax liabilities) relating to the same taxation authority against which the unused tax losses can be utilized. However, utilization of the tax losses also depends on the ability of the entity to satisfy certain tests at the time the losses are recouped.

Deferred taxation

Potential future income tax benefits have not been brought to account at December 31, 2022 because the Directors do not believe that it is appropriate to regard realizations of future income tax benefits as probable.

d)	Cash and cash equivalents

Cash and cash equivalents in the Statement of Financial Position comprise cash at bank and in hand and short-term deposits with an original maturity of six months or less.

For the purposes of the Statement of Cash Flows, cash and cash equivalents consist of cash and cash equivalents as defined above, net of outstanding bank overdrafts.

e)	Impairment of assets

At each reporting date, the Company assesses whether there is any indication that an asset may be impaired. Where an indicator of impairment exists, the Company makes a formal estimate of recoverable amount. Where the carrying amount of an asset exceeds its recoverable amount the asset is considered impaired and is written down to its recoverable amount.

Recoverable amount is the greater of fair value less costs to sell and value in use. It is determined for an individual asset, unless that asset’s value in use cannot be estimated to be close to its fair value less costs to sell and it does not generate cash inflows that are largely independent of those from other assets or group of assets. In which case, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but only to the extent that the increased carrying value does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset in prior years. A reversal of an impairment loss is recognized in profit or loss immediately, unless the relevant asset is carried at fair value, in which case the reversal of the impairment loss is treated as a revaluation increase.

f)	Value added tax

Revenues, expenses and assets are recognized net of the amount of VAT except:

●	When the VAT incurred on a purchase of goods and services is not recoverable from the taxation authority, in which case the VAT is recognized as part of the cost acquisition of the asset or as part of the expense item as applicable; and receivables and payables are stated with the amount of VAT included.

●	The net amount of VAT recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the Statement of Financial Position.

Cash flows are included in the Statement of Cash Flows on a gross basis and the VAT component of cash flows arising from investing and financing activities, which is recoverable from, or payable to, the taxation authority are classified as operating cash flows.

Commitments and contingencies are disclosed net of the amount of VAT recoverable from, or payable to, the taxation authority.

g)	Foreign Currency

Foreign currency transactions and balances

All foreign currency transactions occurring during the financial year are recognized at the exchange rate in effect at the date of the transaction. Foreign currency monetary items at reporting date are translated at the exchange rate existing at reporting date. Non-monetary assets and liabilities carried at fair value that are denominated in foreign currencies are translated at the rates prevailing at the date when the fair value was determined.

Exchange differences are recognized in the profit or loss in the period in which they arise except those exchange differences which relate to assets under construction for future productive use which are included in the cost of those assets where they are regarded as an adjustment to interest costs on foreign currency borrowings.

Functional and presentation currency

Items included in the financial statements of each of the companies within the Group are measured in Euro which is the currency of the primary economic environment in which they operate (the functional currency). The consolidated financial statements are presented in US dollars, which is the Company’s presentation currency.

Group companies

The results and financial position of all the Group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

●	assets and liabilities for each statement of financial position presented are translated at the closing rate at the date of that statement of financial position;

●	income and expenses for each statement of profit or loss and other comprehensive income are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions), and

●	all resulting exchange differences are recognized in other comprehensive income.

h)	Trades and other payables

Trade payables and other accounts payable are carried at amortized cost and represent liabilities for goods and services provided to the Group prior to the end of the financial year that are unpaid and arise when the Group becomes obliged to make future payments in respect of the purchase of those goods and services.

i)	Exploration and evaluation expenditure

Exploration and evaluation expenditures in relation to each separate area of interest are recognized as an exploration and evaluation asset in the year in which they are incurred where the following conditions are satisfied:

●	the rights to tenure of the area of interest are current; and

●	at least one of the following conditions is also met:

●	the exploration and evaluation expenditures are expected to be recouped through successful development and exploration of the area of interest, or alternatively, by its sale; or

●	exploration and evaluation activities in the area of interest have not at the balance date reached a stage which permits a reasonable assessment of the existence or otherwise of economically recoverable reserves, and active and significant operations in, or in relation to, the area of interest are continuing.

Exploration and evaluation assets are initially measured at cost and include acquisition of rights to explore, studies, exploratory drilling, trenching and sampling and associated activities and an allocation of depreciation and amortized of assets used in exploration and evaluation activities. General and administrative costs are only included in the measurement of exploration and evaluation costs where they are related directly to operational activities in a particular area of interest.

Exploration and evaluation assets are assessed for impairment when facts and circumstances suggest that the carrying amount of an exploration and evaluation asset may exceed its recoverable amount. The recoverable amount of the exploration and evaluation asset (for the cash generating unit(s) to which it has been allocated being no larger than the relevant area of interest) is estimated to determine the extent of the impairment loss (if any). Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but only to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset in previous years.

Where a decision has been made to proceed with development in respect of a particular area of interest, the relevant exploration and evaluation asset is tested for impairment and the balance is then reclassified to development.

j)	Share capital

Ordinary shares are classified as equity.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds. Incremental costs directly attributable to the issue of new shares or options for the acquisition of a business are not included in the cost of the acquisition as part of the purchase consideration.

New and Recently Adopted Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the IASB or other standard setting bodies that are adopted by us as of the specified effective date. Unless otherwise discussed, we believe that the impact of recently issued standards that are not yet effective will not have a material impact on our financial position or results of operations.

See Note 2 to our interim period unaudited consolidated financial statements and audited consolidated financial statements included elsewhere in this report for more information about recent accounting pronouncements, the timing of their adoption and our assessment, to the extent we made one, of their potential impact on our financial condition and results of operations.

Emerging Growth Company

As defined in Section 102(b)(1) of the JOBS Act, we are an emerging growth company (“EGC”). As such, we are eligible for and intends to rely on certain exemptions and reduced reporting requirements provided by the JOBS Act, including (a) the exemption from the auditor attestation requirements with respect to internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act, (b) the exemptions from say-on-pay, say-on-frequency and say-on-golden parachute voting requirements and (c) reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements.

We will remain an EGC under the JOBS Act until the earliest of (i) the last day of the fiscal year in which the market value of our ordinary shares that are held by nonaffiliates exceeds $700 million as of the last business day of the second quarter of that fiscal year, (ii) the last day of the fiscal year in which it has total annual gross revenue of $1.235 billion or more during such fiscal year (as indexed for inflation), (iii) the date on which it has issued more than $1 billion in non-convertible debt in the prior three-year period or (iv) the last day of the fiscal year following the fifth anniversary of the date of the Closing.